ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 23, 2009

09045291

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 2 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
23 January 2009 (ASX: Announcement & Media Release – General Meeting Results; Offshore Senegal, West Africa; Market Release – 10% Convertible Notes/Suspension from Official Quotation; Appendix 3B – New Issue Announcement)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 January 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

GENERAL MEETING RESULTS

Please be advised that the resolutions put to shareholders at the General Meeting of First Australian Resources Limited this morning were passed without amendment.

The resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise that the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution number	Total proxy votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	Discretion
1	48,174,827	42,226,628	65,841	20,000	5,862,358
2	48,174,827	37,218,253	125,641	4,968,575	5,862,358
3	48,174,827	42,165,628	125,841	21,000	5,862,358

For information on FAR's drilling activities visit our website at www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 January 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR APPOINTED OPERATOR WITH 90% WORKING INTEREST AND FURTHER FARMOUT OFFER RECEIVED FOR SENEGAL BLOCKS

Offshore Senegal, West Africa

FAR is pleased to announce that following meetings held in Dakar last week it has received formal approval from Petrosen (Senegal's National Oil Company), to increase its working interest to 90 percent and assume Operatorship under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

Following meetings with Petrosen, a meeting was also held with the Minister of Energy for the Republic of Senegal to confirm FAR's appointment as Operator, its increased working interest and to provide an activity update since Ministerial approval of a one year extension to the First Renewal Period was granted.

FAR is pleased to advise that following the grant of the extension and as foreshadowed in earlier ASX releases it has received a third written offer from a major to participate in the exploration of these offshore blocks. Negotiations are continuing.

The increased interest in the blocks has placed FAR in a stronger negotiating position in the farmout process that was delayed by the need to obtain an extension.

As previously advised:

- farm in offers have been obtained from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all obligations under the first renewal period and have spent US$17 million being twice the minimum amount specified under the Contract;
- FAR and its co-venturer Petrosen have acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2,000 square kilometres resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects;
- The work has been accomplished as rapidly as possible with due care and attention to detail resulting in the several offers received.

FAR is seeking to be free carried through the drilling of the first exploratory well.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

RECEIVED
2009 FEB -9 A 11:21

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

23 January 2009

First Australian Resources Limited
10% Convertible Notes

SUSPENSION FROM OFFICIAL QUOTATION

The 10% convertible notes (the "Notes") of First Australian Resources Limited will be suspended from quotation immediately prior to expiry of the Notes on 31 January 2009.

Security Code: FARG

Jill Hewitt
Adviser Issuers (Perth)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,850,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2.6 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share placement approved by members at the General Meeting held on 23 January 2009. The funds are to be utilised predominantly in progressing development and exploration of the Company's oil and gas projects in North America, marketing of a farm-out for the Senegal project and for working capital purposes.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	575,878,344 7,700,000	ORD Convertible Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010
9,500,000	Incentive Options (expiring on 31 July 2010)
6,000,000	Consultant options (expiring on 1 March 2011)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date 23 January 2009

Print name: COLIN HARPER

+ See chapter 19 for defined terms.

END